UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Alcon, Inc.

(Name of Issuer)

Common Shares, Par Value CHF 0.20 Per Share

(Title of Class of Securities)

H01301102

(CUSIP Number)

Thomas Werlen

Group General Counsel

Novartis AG

CH-4056 Basel

Switzerland

011-41-61-324-2745

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H01301102

1.	Names of Reporting Persons Novartis AG I.R.S. Identification Nos. of above persons (entities only). 00-0000000

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 230,137,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 230,137,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 230,137,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 76.6%

14.	Type of Reporting Person (See Instructions) CO

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed by Novartis with the Securities and Exchange Commission (“SEC”) on July 14, 2008, as amended by Amendment No. 1 filed on January 4, 2010. Except as set forth below, all Items of the Schedule 13D, as amended (the “Schedule 13D”), remain unchanged.

Item 2.	Identity and Background
Item 2 of the Schedule 13D is hereby amended by replacing Schedule A to the Schedule 13D with the Schedule A included with this Amendment No. 2.

Item 3.	Source and Amount of Funds or Other Consideration

On August 25, 2010 (the “Second Stage Closing Date”), Novartis acquired 156,076,263 Shares (the “Second Stage Shares,” and the acquisition of such Shares, the “Second Stage Acquisition”) from Nestlé for an aggregate purchase price of US$28,343,501,199.  Novartis financed the Second Stage Acquisition from available cash resources and short- and long-term debt financing.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by inserting the following at the end of Item 4:

The following five directors were elected to the Board at the extraordinary general meeting of the Issuer’s shareholders held on August 16, 2010: Dr. Daniel Vasella, Dr. Enrico Vanni, Mr. Norman Walker, Dr. Paul Choffat, Dr. Urs Baerlocher and Dr. Jacques Seydoux.  Their election was effective upon consummation of the Second Stage Acquisition.

Mr. Werner Bauer, Mr. Paul Bulcke, Mr. Francisco Castañer, Mr. James Singh and Mr. Hermann Wirz have resigned from the Board.

Item 5.	Interest in Securities of the Issuer

Items 5 (a) and (b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b). Novartis completed the Second Stage Acquisition on August 25, 2010 and acquired the Second Stage Shares, which, together with the First Stage Shares, represent approximately 76.6% of the outstanding Shares.  This percentage of Shares is calculated based on 300,407,431 Shares that were issued and outstanding at June 30, 2010 as reported in the Issuer’s report on Form 6-K furnished to the SEC on July 27, 2010 with the Issuer’s condensed consolidated financial statements for the three months and six months ended June 30, 2010, which represents the most recent public filing containing such information.

Novartis has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of all Shares beneficially owned by it.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of August 30, 2010 that the information set forth in this statement is true, complete and correct.

Novartis AG

By:	/s/ Jonathan Symonds
Name:	Jonathan Symonds
Title:	Chief Financial Officer

Novartis AG

By:	/s/ Dr. Thomas Werlen
Name:	Dr. Thomas Werlen
Title:	Group General Counsel

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS AG

The following persons are the directors and executive officers of Novartis AG as of the date of this Amendment No. 2. The following table sets forth the name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of Novartis AG.  Each individual identified has his or her business address at c/o Novartis AG, Lichtstrasse 35, 4056 Basel, Switzerland and, unless otherwise indicated below, each occupation set forth opposite an individual’s name refers to employment with Novartis.

Name	Relationship to Novartis	Principal Occupation	Citizenship
Daniel Vasella, M.D	Chairman of the Board of Directors	Chairman of the Board of Directors	Swiss

Ulrich Lehner, Ph.D.	Vice Chairman of the Board of Directors

Member of Shareholder’s Committee of Henkel AG & Co. KGaA, manufacturer and vendor of consumer products; Henkelstrasse 67,

40191 Düsseldorf, Germany

Chairman of the Supervisory Board of Deutsche Telekom AG, provider of telecommunications services; Friedrich-Ebert-Allee 140, 53113 Bonn, Germany

German

Hans-Jörg Rudloff	Vice Chairman of the Board of Directors	Chairman of Barclays Capital, provider of financial services; 5 The North Colonnade, Canary Wharf, London, E14 4BB, United Kingdom	German

William Brody, M.D., Ph.D.	Director	President of the Salk Institute for Biological Studies, 10010 North Torrey Pines Road, La Jolla, CA 92037, USA	American

Srikant Datar, Ph.D.	Director	Senior Associate Dean; Morgan Hall 361, Harvard Business School, Soldiers Field Road, Boston, MA 02163, USA	American

Ann Fudge	Director

Member of the Board of General Electric Company, diversified technology, media, and financial services corporation; 3135 Easton Turnpike, Fairfield, CT 06828, USA

Trustee of The Rockefeller Foundation; 420 Fifth Avenue, New York, NY 10018, USA

American

Alexandre F. Jetzer	Director	Consultant Novartis International AG, 4002 Basel, Switzerland	Swiss

Pierre Landolt	Director	Chairman of the Sandoz Family Foundation; 85 Avenue Général-Guisan, CH-1009 Pully, Switzerland	Swiss

Andreas von Planta, Ph.D.	Director	Partner at the law firm of Lenz & Staehelin; Route de Chêne 30, CH-1211 Geneva 17, Switzerland	Swiss

Name	Relationship to Novartis	Principal Occupation	Citizenship
Dr. Ing. Wendelin Wiedeking	Director	Entrepreneur	German

Marjorie M. Yang	Director	Chairman of the Esquel Group, textile and apparel manufacturer; Esquel Enterprises Limited, 12/F, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong	Chinese

Rolf M. Zinkernagel, M.D.	Director	Prof. em., Institute of Experimental Immunology, University of Zurich, Schmelzbergstrasse 12, CH-8091 Zürich, Switzerland	Swiss

Joseph Jimenez	Member of the Executive Committee, Chief Executive Officer	Member of the Executive Committee, Chief Executive Officer	American

Jürgen Brokatzky-Geiger, Ph.D.	Member of the Executive Committee, Head of Human Resources	Member of the Executive Committee, Head of Human Resources	German

David Epstein	Member of the Executive Committee, Head of Novartis Pharmaceuticals Division	Member of the Executive Committee, Head of Novartis Pharmaceuticals Division	American

Mark C. Fishman, M.D.	Member of the Executive Committee, President of the Novartis Institutes for BioMedical Research	Member of the Executive Committee, President of the Novartis Institutes for BioMedical Research	American

Jeffrey George	Member of the Executive Committee, Head of Sandoz Division	Member of the Executive Committee, Head of Sandoz Division	American

George Gunn, MRCVS	Member of the Executive Committee, Head of Novartis Consumer Health Division, Head of Novartis Animal Health Business Unit	Member of the Executive Committee, Head of Novartis Consumer Health Division, Head of Novartis Animal Health Business Unit	British

Andrin Oswald, M.D.	Member of the Executive Committee, Head of Novartis Vaccines and Diagnostics Division	Member of the Executive Committee, Head of Novartis Vaccines and Diagnostics Division	Swiss

Jonathan Symonds	Member of the Executive Committee, Chief Financial Officer	Member of the Executive Committee, Chief Financial Officer	British

Thomas Werlen, Ph.D.	Member of the Executive Committee, Group General Counsel	Member of the Executive Committee, Group General Counsel	Swiss